EXHIBIT 99.1

TOP Ships Inc. Announces Interim Financial Results for Period Ended June 30, 2016

ATHENS, Greece, July 29, 2016 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) (“Top Ships” or the “Company”), an international owner and operator of modern, fuel efficient “ECO” MR tanker vessels focusing on the transportation of petroleum products, announced today its financial results for the first half of 2016.

Evangelos Pistiolis, President and CEO of the Company, stated,

“As our newbuilding program successfully draws to an end and our vessels are deployed to their profitable time charters we are increasingly optimistic about our earnings and cashflow generation capacity in the near and mid-term future, as indicated by the earnings we announce today for the six month period ended June 30, 2016.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

TABLES FOLLOW

Set forth below are the unaudited interim condensed consolidated statements of comprehensive (loss) / income for the six months ended June 30, 2015 and 2016 and the unaudited interim condensed consolidated balance sheets as at December 31, 2015 and June 30, 2016.

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2015	2016

REVENUES:

Revenues	$4,697	$11,627

EXPENSES:

Voyage expenses	121	301
Bareboat charter hire expenses	2,107	3,132
Amortization of prepaid bareboat charter hire	603	789
Other vessel operating expenses	1,863	4,445
Vessel depreciation	120	1,228
Management fees-related parties	397	764
Other operating loss, net	277	-
General and administrative expenses	1,505	1,117
Vessels impairment charge	3,081	-

Operating loss	(5,377)	(149)

OTHER INCOME (EXPENSES):

Interest and finance costs	(594)	(774)
Gain on financial instruments	592	1,220
Other, net	18	(7)

Total other income, net	16	439

Net (loss) / income and comprehensive (loss) / income	(5,361)	290

(Loss) / earnings per common share, basic and diluted	(2.74)	0.08

Weighted average common shares outstanding, basic and diluted	1,959,603	3,426,780

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND JUNE 30, 2016
(Expressed in thousands of U.S. Dollars)

	December 31,	June 30,
	2015	2016

ASSETS

CASH AND CASH EQUIVALENTS	$2,668	$554
RESTRICTED CASH	1,750	4,240
ADVANCES FOR VESSEL ACQUISITIONS	25,098	8,717
VESSELS, NET	32,044	95,878
PREPAID BAREBOAT CHARTER HIRE	10,169	9,380
OTHER ASSETS	2,277	2,899
Total assets	$74,006	$121,668

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	3,216	1,996
DEBT	24,226	71,227
OTHER LIABILITIES	12,411	9,857
Total liabilities	39,853	83,080

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	34,153	38,588

Total liabilities and stockholders' equity	$74,006	$121,668

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: July 29, 2016                                                                                                By:                           /s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8180
Email: atsirikos@topships.org